Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 30, 2023

________________________

Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of NeuroSense Therapeutics Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on May 30, 2023 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting.

2.	To approve the re-election of Ms. Caren Deardorf to the board of directors, to serve until the third annual meeting after the Meeting.

3.	To approve the grant of restricted share units to non-management directors.

4.	To approve a 2023 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposal, which will be described in the Proxy Statement to be provided separately.

Shareholders of record at the close of business on April 24, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement to be provided separately, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

__________________________

PROXY STATEMENT

__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held 11 a.m. (Israel time) on May 30, 2023, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about April 27, 2023 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on April 24, 2023, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next annual meeting.

2.	To approve the re-election of Ms. Caren Deardorf to the board of directors, to serve until the third annual meeting after the Meeting.

3.	To approve the grant of restricted share units to non-management directors.

4.	To approve a 2023 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On April 24, 2023, we had 11,799,963 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, April 24, 2023, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by shareholders who are not controlling shareholders and do not have a personal interest in the proposal (as described in the previous bullet point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposal 4, is a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not. A personal interest excludes (i) a personal interest arising solely from the fact of holding shares in the Company and (ii) a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal 4; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 4. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 4, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable). If you hold your shares in ”street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 4, you may also contact the representative managing your account.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), these proxy materials are being sent directly to you. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless Broadridge Financial Solutions, Inc. ("Broadridge") receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 11 a.m. (Israel time) on May 28, 2023), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 11 a.m. (Israel time) on May 28, 2023 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing if you are a controlling shareholder or have a personal interest in the approval of Proposal 4. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on April 24, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 24, 2023, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by submitting a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 27, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year ending December 31, 2023 and for an additional period until the next annual Meeting. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 22, 2023.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be, and hereby is, appointed as the auditors of the Company for the year 2023 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF Ms. Caren Deardorf

According to the Company’s Articles of Association (the “Articles”), the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing Ms. Caren Deardorf be re-elected, to serve until the third annual meeting held after the Meeting.

Ms. Caren Deardorf has attested to the Board of Directors and to the Company that she meets all the requirements in connection with the election of directors under the Israeli Companies Law, per the statement substantially in the form attached hereto as Appendix A. The Company is not aware of any reason why Ms. Caren Deardorf, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Ms. Caren Deardorf:

Ms. Deardorf became a member of our board of directors immediately prior to the closing of our initial public offering. Ms. Deardorf has more than 25 years of international biotechnology leadership experience across a range of companies and therapeutic areas. Ms. Deardorf served as the chief commercial officer of Magenta Therapeutics, a clinical-stage company since July 2021. At Magenta, Ms. Deardorf was responsible for crafting and executing the commercial pipeline strategy. From May 2019 until May 2021, Ms. Deardorf served as the chief commercial officer at Ohana Biosciences and was responsible for developing a commercial strategy for fundraising and business development, including planning for the company’s first commercial product launch. From 2016 until 2019, Ms. Deardorf served as vice president, product development & commercialization at Biogen, where she helped execute the global launch of SPINRAZA® for spinal muscular atrophy, a rare condition. Ms. Deardorf also serves on the board of directors for Crinetics Pharmaceuticals, a public pharmaceutical company that develops much-needed therapies for people with rare endocrine diseases. She also serves on the board of directors for the Pan Mass Challenge, a non-profit organization which has raised over $900 million for the Dana Farber Center Institute. Ms. Deardorf holds an MBA from Babson College and a Bachelor of Science degree in biology from Tufts University.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Caren Deardorf be re-elected to hold office as a director of the Company until the third annual meeting held after the Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

grant of restricted share units to non-management directors

The Israeli Companies Law requires that the terms of service and employment of a company’s director be approved by the company’s compensation committee, the board of directors and the shareholders of the company.

In consideration of the service of the directors to the Company, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the grant of up to 24,000 Restricted Share Units (“RSUs”) to each of the directors, Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and Caren Deardorf, and the grant of up to 64,000 RSUs to Mark Leuchtenberger, the Chairman of the Board, all under the Company's 2018 Share Incentive Plan. The proposed RSUs would vest on the one year anniversary of the Board approval of the grant, which was March 20, 2023.

The Company’s Compensation Policy provides that the total market value of annual equity-based grants at the time of the grant to the directors and to the Chairman shall not exceed $250,000 and $300,000, respectively. The market value of proposed RSU grants to Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and Caren Deardorf on March 20, 2023, the date of approval by the Board of the proposed grants, based on the closing price of the Company’s ordinary shares on Nasdaq on such date ($1.82), was approximately $43,700 (which does not taken into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes), while the market value of the proposed RSU grant to Mark Leuchtenberger as of such date was approximately $116,500 (which does not taken into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes). The actual market value of the RSU grants will be based on the market value of the Company’s ordinary shares at the time of the Meeting and in any event will not exceed the amounts set forth in the Compensation Policy.

In addition, because the Company pays its external directors in accordance with the “relative compensation track” under the Israeli Companies Law Regulations (Principles Regarding the Compensation and Expenses of an External Director), 2000 (the “Companies Law Regulations”), the Company must maintain the ratio of equity compensation granted to the external directors, Ms. Pellizzari and Cary Claiborne, on the one hand, and the equity compensation granted to the “Other Directors” (as defined under the Companies Law Regulations and, in this case, the other non-management directors of the Company), on the other hand, during the term of office of the external directors. Therefore, while the maximum market value of the equity grant to Mark Leuchtenberger, the Chairman of the Board, under the Compensation Policy may not exceed $300,000, the maximum market value of the equity grants to the external directors and the other non-management directors may not exceed $112,500 in order to main the current ratio of equity grants. Therefore, in the event that the market value of the Company’s ordinary shares is significantly higher on the date of the Meeting such that the value of the proposed grants would exceed the limits in the Compensation Policy and the limits described in this paragraph, the number of RSUs granted to the non-management directors (jncluding the external directors) shall be adjusted downward to the highest number of RSUs possible that does not exceed these limits.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 24,000 Restricted Share Units to Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and Caren Deardorf, and the grant of 64,000 Restricted Share Units to Mark Leuchtenberger, as described in the Proxy Statement.”

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

2023 ANNUAL BONUS PLAN FOR MR. ALON BEN-NOON

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine an annual bonus plan for its chief executive officer, including the maximum annual bonus amounts, as well as related objectives and related weights and the formula for calculating the annual bonus payment.

Taking into account numerous factors, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonus plan for the year 2023 for Mr. Alon Ben-Noon, the Company’s chief executive officer and a director of the Company. The proposed bonus plan is in accordance with the Company’s Compensation Policy.

Eligibility

Mr. Ben-Noon would be eligible to receive the bonus for 2023, without the need for further shareholder approval, subject to the following: (i) achievement by Mr. Ben-Noon of certain Company objectives, or a portion thereof, as described below and (ii) the limitations of the Compensation Policy and applicable law.

Maximum Bonus Amounts

The bonus for 2023 is comprised of a target bonus upon achievement of Company objectives.

The target bonus for Mr. Ben-Noon, which is the amount that Mr. Ben-Noon will be entitled to receive upon achievement of all of the Company objectives described below will be an amount equal to twelve months’ salary (the “Target Bonus”), based on a monthly salary of NIS 104,865 payable under Mr. Ben-Noon’s employment agreement (approximately $28,683, based on the NIS/USD exchange rate in effect on April 21, 2023, with the Target Bonus being calculated based on the NIS monthly salary).

In accordance with the Company’s Compensation Policy, up to 30% of the total annual bonus to Mr. Ben-Noon may be based on a discretionary evaluation of Mr. Ben-Noon’s overall performance in 2023 by the Compensation Committee and the Board, although in any event the maximum bonus payable will be the Target Bonus.

Objectives

As part of the bonus plan for 2023, the Compensation Committee and the Board determined certain Company objectives that will entitle Mr. Ben-Noon to a Target Bonus if achieved by December 31, 2023 together with an assigned weight for each Company objective. In the event less than all of the objectives are achieved, the bonus amount will be paid based on the objectives achieved (or partially achieved, as applicable). The Company objectives include execution of targets relating to (i) a Company financial objective, (ii) a clinical milestone related to the Phase 2b study of PrimeC in ALS, (iii) a clinical milestone relating to study of PrimeC in Alzheimer's Disease, (iv) setting regulatory path forward with the FDA, (v) expanding the Company’s portfolio with additional asset (vi) negotiating and presenting for the Board’s approval a collaboration on co-scientific research.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the 2023 annual bonus plan for Mr. Alon Ben-Noon, as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 22, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

April 26, 2023

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to NeuroSense Therapeutics Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name :	Signature :

Date :

[1]	As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

[2]	As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

[3]	As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.